

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2012

<u>Via E-mail</u>
David C. Benoit
Vice President - Finance and Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413

> **Re: Connecticut Water Service, Inc.
> Amendment No. 1 to Registration Statement on Form S-4
> Filed October 12, 2012
> File No. 333-183708**

Dear Mr. Benoit:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Certain Federal Income Tax Consequences, page 39</u>

1. Please revise the heading of this section, and references to this section that appear in your filing, to delete the word "certain" in accordance with Section III.C.1 of Staff legal Bulletin No. 19.

2. Please revise this section to state explicitly that the disclosure in this section is the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

3. It appears that counsel intends to render an opinion that the Merger will constitute a reorganization. However, the statements in this section that "it is intended that the Merger will constitute a reorganization" and "[a]ssuming that the Merger constitutes a reorganization..." do not appear to constitute an opinion of counsel that the Merger will constitute a reorganization. Please revise or advise. In addition, we note the following statement: "If the Merger does not qualify as a reorganization. . . ." To the extent

counsel is rendering an opinion subject to uncertainty, please revise this section in accordance with the requirements set forth in Section III.C.4 of Staff Legal Bulletin No. 19.

Interests of Certain Persons in the Merger, page 42

4. We note your response to comment 8 in our letter dated September 26, 2012. Please describe the interests in the Merger that BSWC's officers and directors have as a result of their status as agents or employees of the BSWC that may be different from BSWC's shareholders generally.

Where You Can Find More Information, page 60

5. We note your response to comment 9 in our letter dated September 26, 2012. Please also include the Form 8-K filed on October 18, 2012 in the list of documents incorporated into the registration statement by reference. We also note the language that you have included in the penultimate paragraph on page 62. While we note that this language conforms with the requirements of Item 11 of Form S-4, please note that this language does not conform with the language set forth in Section 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations and you will continue to be required to specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the effective date of the registration statement. Alternatively, please include the language set forth in Section 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Part II -- Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibit 8.1

6. Please have counsel revise the second full paragraph on page 3 of the opinion to state explicitly that the disclosure in the prospectus constitutes counsel's opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please also have counsel revise the references to the tax section of the prospectus in the second full paragraph on page 3 and the last paragraph on page 3 to reflect the appropriate title of such section.

Exhibit 8.2

7. Please have counsel revise the paragraph beginning at the end of page 2 of the opinion to state explicitly that the disclosure in the prospectus constitutes counsel's opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please also have counsel revise the references to the tax section of the prospectus in the paragraph beginning at the end of page 2 and the last paragraph on page 3 to reflect the appropriate title of such section.

8. Please delete as inappropriate the assumptions contained in the second sentence of the first full paragraph on page 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Edward B. Whittemore